UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. )1

Turtle Beach Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

900450206
(CUSIP Number)

JUERGEN STARK 15822 Bernardo Center Dr., Suite 105 San Diego, California 92127 (914) 345-2255
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

              1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900450206

1	NAMES OF REPORTING PERSONS
JUERGEN STARK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
923,974 (1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
923,974 (1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
923,974 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.24%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 587,500 shares of common stock issuable upon the exercise of stock options currently exercisable or exercisable within 60 days of May 5, 2023 and 336,474 shares of common stock.

CUSIP No. 900450206

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.  Security and Issuer.

                             This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of Turtle Beach Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 44 South Broadway, 4th Floor, White Plains, NY 10601.

Item 2.  Identity and Background.

(a)       This statement is filed by: Juergen Stark
(b)       The business address of Mr. Stark is 15822 Bernardo Center Dr., Suite 105, San Diego, California 92127.
(c)       Mr. Stark’s principal occupation is currently serving as the Chief Executive Officer and President of the Issuer.
(d)       Mr. Stark has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)       Mr. Stark has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has not or and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)       Mr. Stark is a citizen of the United States of America.
Item 3.  Source or Amount of Funds or Other Consideration.

                             The Shares were acquired by Mr. Stark in open market purchases and were acquired over time as compensation for services rendered pursuant to the equity incentive plans of the Issuer. In addition, on May 1, 2023, after the surrender of 162,579 shares of common stock that were withheld to satisfy tax withholding obligations relating to the vesting of common stock awards, Mr. Stark received the benefit of accelerated vesting with respect to options covering an aggregate of 26,355 shares of common stock, and awards covering 165,334 shares of common stock pursuant to the terms of the separation agreement described below.

Item 4.  Purpose of Transaction.

                           On May 1, 2023, the Issuer announced that the Issuer and Mr. Stark have agreed that Mr. Stark would not continue in his role as Chairman of the Issuer’s Board, effective immediately, and would also not continue as Chief Executive Officer and President of the Issuer, with his employment to terminate effective as of the close of business on June 30, 2023. In addition, the Issuer announced on May 1, 2023 that Mr. Stark will not stand for re-election as a member of the Board of Directors of the Issuer at the 2023 Annual Meeting of Shareholders of the Issuer (the “2023 Annual Meeting”).
             In connection with Mr. Stark’s exit, the Issuer and Mr. Stark entered into a separation letter agreement, dated as of May 1, 2023. Under the separation letter agreement, in exchange for his agreement to execute and not revoke general releases of claims against the company and certain other parties, and in further exchange for his continued compliance with his post-employment restrictive covenants in his current agreements, Mr. Stark received immediate vesting of the unvested portion of his outstanding equity awards and the ability to exercise his options until the earlier of June 30, 2024 or the expiration of the originally stated term in each outstanding options.

            Mr. Stark remains supportive of management and the Board of Directors of the Issuer.
                          Mr. Stark does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

CUSIP No. 900450206

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Shares reported beneficially owned by Mr. Stark is based upon 17,623,526 Shares outstanding, which is the total number of Shares outstanding as of May 1, 2023 plus 587,500 stock options that are currently exercisable.
(a)	As of the close of business on May 5, 2023, Mr. Stark directly beneficially owned 923,974 Shares.
             Percentage: Approximately 5.24%
(b)
1. Sole power to vote or direct vote: 923,974
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 923,974
4. Shared power to dispose or direct the disposition: 0

(c)	On May 1, 2023, after the surrender of 162,579 shares of common stock that were withheld to satisfy tax withholding obligations relating to the vesting of common stock awards, Mr. Stark received the benefit of accelerated vesting with respect to options covering an aggregate of 26,355 shares of common stock, and awards covering 165,334 shares of common stock pursuant to the terms of the separation agreement described above. On April 1, 2023, Mr. Stark acquired 56,375 shares of common stock upon the vesting of shares of restricted stock, 27,949 of which were withheld to satisfy tax withholding obligations upon the vesting of the shares of restricted stock.

(d)	No person other than Mr. Stark is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

 Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Company and Mr. Stark entered into a separation letter agreement, dated as of May 1, 2023. Under the separation letter agreement, Mr. Stark has the ability to exercise his unvested stock options until the earlier of June 30, 2024 or the expiration of the originally stated term in each outstanding option.

Other than as described herein, including the information disclosed in Item 4, which is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7.  Material to Be Filed as Exhibits.

99.1	Separation Letter Agreement and Release, dated as of May 1, 2023, by and between Turtle Beach Corporation and Juergen Stark.

CUSIP No. 900450206

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2023

/s/ Juergen Stark
JUERGEN STARK